

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Division of Corporation
Finance

Mail Stop 4561

February 2, 2010

<u>Via U.S. Mail and Facsimile (240) 497-3001</u>

Mel F. Wesley
Vice President and Chief Financial Officer
OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, Maryland 20814-7900

> **Re:** **OPNET Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed June 5, 2009**
> **File No. 000-30931**

Dear Mr. Wesley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Matthew Crispino
Attorney-Advisor